

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Lee Chong Chow
Chief Executive Officer
Phoenix Plus Corp.
2-3 & 2-5 Bedford Business Park, Jalan 3/137B
Batu 5, Jalan Kelang Lama
58200 Kuala Lumpur, Malaysia

> **Re: Phoenix Plus Corp.**
> **Form 10-K for the fiscal year ended July 31, 2023**
> **File No. 333-233778**

Dear Lee Chong Chow:

We issued a comment to you on the above captioned filing on February 12, 2024. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by May 28, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeffrey Lewis at 202-551-6216 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction